THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
Telephone: (732) 530-9007
Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

July 8, 2009

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	H. Christopher Owings
Assistant Director

Re:	EFT BioTech Holdings, Inc.
Amendment No. 3 to Form 10
File No.:  1-34222

Dear Mr. Owings:

On behalf of our client, EFT BioTech Holdings, Inc., regarding the above-captioned matter, we hereby request an extension of the due date to file Amendment No. 3 to the Company’s Form 10 (Wednesday, July 8, 2009) to such date by which the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009 is required to be filed (Tuesday, July 14, 2009).  The Company intends to file both documents on the same day by or on July 14, 2009.  The Company is asking for such extension because the Company’s auditors are currently auditing the Company’s financial statements for the Company’s fiscal year ended March 31, 2009.

Please contact Virginia Sourlis of The Sourlis Law Firm at (732) 530-9007 or her colleague, Philip Magri at (732) 610-2435 with your decision regarding our request.

Thank you for your assistance with this matter.

Very truly yours,

 /s/ Virginia K. Sourlis